

Mail Stop 3561

January 8, 2010

Via U.S. Mail and Facsimile to (248) 844-0302

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re: LBO Capital Corporation**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A (No. 2) for the Fiscal Quarter Ended September 30, 2008**
> **Response Letter Received November 9, 2009**
> **File No. 033-19107**

Dear Mr. Itin:

We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in your response to comment two in our letter dated August 18, 2009 that
        you will include the page numbers in all of your SEC reports. Please reconcile
        this response to your September 30, 2009 Form 10-Q, filed on November 16,
        2009, that does not contain page numbers. Also confirm to us that you will
        paginate all of your future Exchange Act reports, including any amended reports
        that you will file.

2.   We note in your response to comment one in our letter dated October 16, 2009
        that you are still in the process of obtaining a true sale legal opinion and you will
        file the true sale legal opinion as soon as you receive it in the next few days.
        Please let us know when you intend to receive the true sale legal opinion and file
        it as soon as practicable.

3.   We note that you have restated the goodwill, intangible assets, net, accumulated
        deficit, and non-controlling interest on your December 31, 2008 balance sheet
        included with your September 30, 2009 Form 10-Q. Please confirm that you will
        file an amended December 31, 2008 Form 10-K for your restatement and that you
        will include the information required by paragraph 25-26 of SFAS 154, as
        applicable, in your Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

4.   We note that the Company acquired the minority interests in ADCI and GTI on
        March 30, 2009, becoming a 100% owner of these subsidiaries on that date.
        Please explain to us what the following items represent:

        a) Non-controlling interest of $(2,561) on your September 30, 2009
           consolidated balance sheet;

        b) Net loss attributable to non-controlling interest of $465 and $1,150 on your
           consolidated statements of operations for the three and nine months ended
           September 30, 2009, respectively; and

        c) Non-controlling interest of $(1,150) on your consolidated statement of cash
           flows for the nine months ended September 30, 2009

Consolidated Balance Sheets

5.   We note that you have restated the accumulated deficit and non-controlling interest on your December 31, 2008 balance sheet by $(11,478) and $(65,943), respectively. Please reconcile these amounts to the summary of accounting errors disclosed in your November 16, 2009 Item 4.02 Form 8-K or revise your Form 8-K, as necessary.

Notes to Unaudited Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Costs of Goods Sold

6.   We note in your response to comment three in our letter dated October 16, 2009 that your $300,000 costs of goods sold is comprised of costs related to site preparation for equipment installation at Douglas-Coffee County, GA ($200,000), and of fees and consulting services for the factory ($100,000). We further note in your disclosure that you classify amortization expense related to the license agreements and any cost of sales of inventory in Load Hog, as costs of goods sold. Please provide a description of all significant components of your costs of goods sold in future filings, including those related to the project in Douglas-Coffee County, GA. Provide us with the text of disclosure you intend to include in future filings.

Note 6. Intangible Assets, Net

7.   We note that you have restated your December 31, 2008 goodwill, licensing agreements at cost, and accumulated amortization by $(551,445), $857,441, and $198,008, respectively. Please reconcile these amounts to the summary of accounting errors disclosed in your November 16, 2009 Item 4.02 Form 8-K or revise your Form 8-K, as necessary, as they appear to differ.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

8.   We note your interest payable of $777,030 and $611,631 at September 30, 2009 and December 31, 2008, respectively. In the contractual obligations tables included in future filings, please confirm that you will also disclose the significant amount of interest payable and any significant estimated future interest on your outstanding debt to provide investors with an understanding of the timing and

amount of your contractual obligations. You may refer to Item 303(a)(5) of Regulation S-K for additional guidance.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2. Acquisitions

9.   We note in your response to comment six in our letter dated October 16, 2009 that you believe GTI and ADCI were businesses at the time of the September 11, 2008 acquisition date. Please be advised that for a transferred set of activities and assets to be a business, it must be able to *sustain a revenue stream* by providing its products and/or services to customers. The financial statements of GTI and ADCI filed within your September 16, 2008 Form 8-K describe them to be development stage enterprises, and they do not show any revenues since their respective 2003 inception dates. In your response, you cited several licensees, allies, and clients for each of GTI and ADCI. Please advise us of the following to further support your belief that GTI and ADCI were businesses prior to the September 11, 2008 acquisition:

   a) Tell us what client/customer relationships (e.g. signed letters of intent, license agreements, etc.) began prior to the acquisition date;

   b) Tell us if GTI or ADCI received any up front license fees from these customers prior to the acquisition date, and;

   c) Tell us why GTI and ADCI did not present any revenues from these customers within their financial statements prior to the acquisition date, and explain to us how this does not preclude each entity from being a business.

10.   We note in your response to comment six in our letter dated October 16, 2009 that goodwill is the excess of the purchase price over the net fair market value of the two businesses acquired. Please explain to us qualitatively what factors (e.g., synergies with LBO Capital, acquired intangible assets that do not meet the recognition criteria, etc.) contributed to a purchase price that resulted in the recognition of a significant amount of goodwill. Refer to paragraphs 51(b) and B102 to B106 of SFAS 141 for additional guidance.

11.   Tell us why the significant goodwill was not attributed to specified intangible
        assets (e.g. customer-related, contract-based or technology based, etc.) pursuant to
        paragraph 39 of SFAS 141. In addition, explain to us and disclose how you
        determined the fair value of the licensed technologies acquired. Refer to
        paragraph A14 to A28 of SFAS 141 for examples of intangible assets that meet
        the criteria for recognition apart from goodwill, and additional guidance.

Note 6. Intangible Assets, Net

12.   We note in your response to comment seven in our letter dated October 16, 2009
        that all of your licensed technologies are amortized based on the life of their
        agreements, which ranges from 10 years to 15 years and 5 months. Please be
        advised that the method of amortization for intangible assets subject to
        amortization shall reflect the pattern in which the economic benefits of the
        intangible asset are consumed or otherwise used up, and if the precise length of
        the useful life is not known, the intangible asset shall be amortized over the best
        estimate of its useful life. Please provide us with your analysis of all pertinent
        factors, including the applicable factors listed in paragraph 11 of SFAS 142,
        which supports your belief that the useful of your licensed technologies is the life
        of the respective agreements. At a minimum we would expect your analysis to
        consider the expected use of each intangible asset by the Company, and the
        effects of obsolescence, demand, competition, and other economic factors (such
        as the stability of the industry, known technological advances, etc.).

Item 15. Exhibits

(1) Financial Statements

13.   We note that you were a shell company prior to the acquisition of ADCI and GTI.
        Please provide combined financial statements for your predecessor companies as
        of December 31, 2007 and for the 12 months ended December 31, 2007 and
        period from January 1, 2008 through the date of acquisition on September 15,
        2008. Refer to Rule 8-01 of Regulation S-X and Rule 405 of Regulation C for
        additional guidance.

Form 10-Q/A (Amendment No. 2) for the Fiscal Quarter Ended September 30, 2008

Explanatory Note

14.   We note your Item 4.02 Form 8-K filed on October 26, 2009, and your response
        to comment eight in our letter dated October 16, 2009 in which you state the
        amended reports will also be filed. We further note your Item 4.02 Form 8-K
        filed on November 16, 2009 in which you disclose additional accounting errors
        that you detected that have effected the previous accounting periods from

September 30, 2008 through June 30, 2009. Please tell us when you will file the amended Exchange Act reports and confirm to us that you will include the information required by paragraph 25-26 of SFAS 154 in each of your amended reports, as applicable.

* * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services